Invest in Fisher Wallace

Class B Common Stock (Non-Voting) For Sale

- 200% Bonus Shares until Oct 8
  Example: Buy 100 Shares → Receive 300 Shares
- Raise cap: $900,024.24
- See Company Updates Below

INVEST NOW

Share Price $11.35
Including 3.5% Processing Fee

Offering Circular | Form C | Investor Education


OAK

Company Updates

- On September 2, 2025, Fisher Wallace executed a Cooperative Research and Development Agreement (CRADA) with the U.S. Department of Veterans Affairs

- The electrical field model recently completed by researchers at Massachusetts General Hospital and Harvard Medical School demonstrates that OAK engages the Anterior Cingulate Cortex, Thalamus, Amygdala, Insula, Hippocampus, and other brain structures integral to mood, sleep and cognition

- Anticipated date of FDA Clearance / 510(k) for the treatment of anxiety: Q2 2026

- Anticipated completion date of OAK prototypes: Q2 2026



Scale of Problem

As many as 140 million Americans and 2.5 billion people globally have clinically significant symptoms of anxiety, depression and/or insomnia.



Scientific Evidence

More than any other wearable brain stimulation device

COMPLETED for FDA Clearance:

- **8-Week Real World Anxiety Study**
  Pending Publication

COMPLETED to Validate Pivotal Trials for Depression and Insomnia:

- **4-Week, Randomized, Controlled Depression Study**
  Published in The Journal of Clinical Psychiatry, 2024
- **4-Week, Randomized, Controlled Insomnia Study**
  Exploratory Study

ADDITIONAL COMPLETED Pilot Studies: Bipolar II Depression, PTSD, Parkinson's Disease, Substance Use Disorder



Better Tech For Veterans

Our upcoming feasibility study at the U.S. Department of Veterans Affairs, will evaluate at-home use of our technology as a scalable, safe, and rapid-acting adjunct to traditional mental health care–to expand access at a time when patient need continues to outpace the availability of services.



Better Tech for Gen Z and Gen Alpha

OAK was designed and engineered by the teams behind Beats and Nest to appeal to Gen Alpha and Gen Z –the generations that exhibit the highest prevalence of depression and anxiety.



Product-Market-Fit

Under temporary FDA clearance, Fisher Wallace commercialized its proof-of-concept Version 1.0 device and began making mental health history:

- **100K** units sold
- **14K** prescribers
- **$40M** in revenue
- **Medicaid reimbursement** (MaineCare)

We expect as many as 60K Version 1.0 customers to upgrade to OAK upon its commercial release.



World-Class Advisors



Dr. Maurizio Fava
Psychiatrist-in-Chief, Massachusetts General Hospital



Dr. David Shulkin
Fmr US Secretary of Veterans Affairs
Fmr CEO of Beth Israel Medical Center
Board Member, Maclean Health

Co-Founders



Kelly Roman
Co-Founder and CEO



Charles “Chip” Fisher
Co-Founder and Chairman

Citations

United States

- SAMHSA. 2021 NSDUH Annual Report. 2022.
- NIMH. Major Depression. 2022.
- NIMH. Any Anxiety Disorder. 2022.

- CDC. Sleep Difficulties Among Adults: United States, 2020. NCHS Data Brief No. 436. 2022.
- American Academy of Sleep Medicine. 12% of Americans diagnosed with chronic insomnia. June 2024.
- Gooch CL, Pracht E, Borenstein AR. Burden of neurological disease in the U.S. Ann Neurol. 2017;81(4):479–484.
- GBD 2017 U.S. Neurological Disorders Collaborators. Burden of neurological disorders across the U.S., 1990–2017. JAMA Neurol. 2021;78(2):165–176.

Global

- WHO. Mental Disorders Fact Sheet (2019 data). Updated 2023.
- WHO. Depression Fact Sheet (2019 data). Updated 2024.
- GBD 2021 Nervous System Disorders Collaborators. Global burden of disorders affecting the nervous system, 1990–2021. Lancet Neurol. 2024;23(4):344–381.
- Morin CM, Jarrin DC. Epidemiology of Insomnia. Sleep Med Clin. 2022;17(2):173–191.
- Caponnetto V, et al. Comorbidities of primary headache disorders. J Headache Pain. 2021;22(1):71.
- Hackett ML, Pickles K. Depression after stroke: meta-analysis. Int J Stroke. 2014;9(8):1017–25.
- Broen MPG, et al. Prevalence of anxiety in Parkinson's disease. Mov Disord. 2016;31(8):1125–33.
- Cong S, et al. Depression in Parkinson's disease. J Affect Disord. 2022;301:342–358.

Frequently asked questions

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

2. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

6. There will always be some risk involved when investing in a startup or small business.

The earlier you invest, the more risk that is usually present. If a company goes out of business, your ownership interest could lose all value. Your shares may not have voting rights or you may have limited voting power to direct the company due to dilution over time. You may have to wait five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. The Common Stock (the "Shares") of Fisher Wallace Laboratories (the "Company") is not publicly-traded.

As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: (i) the Company gets acquired by another company, or (ii) the Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return as a result of business failure. Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

8. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

9. What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

10. How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

11. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

12. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

13. What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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Contact Us

Fisher Wallace Laboratories
630 Flushing Avenue, Suite 104
Brooklyn, NY 11206

Explanation of Perks, Disclaimers, and Broker-Dealer Information

Perk Eligibility

Only investors who have not previously qualified to receive an OAK® coupon in a prior offering shall qualify to receive an OAK® coupon for a total investment amount of at least $1,490.56 ($1,542.73 with the 3.5% Investor Processing Fee) in this Offering. Only one OAK® coupon will be granted per investor, regardless of how many investments an investor makes in this Offering. (The coupon relates to the Company's Version 2 device, which remains in development).

Perks are based on both timing and investment amount as follows:

Time of the Investment following Campaign Launch[4]	Investment Amount	Perk
Days 1-7	$98.64 and above	200% Bonus Shares
Days 1-7	$1,490.56 and above	200% Bonus Shares + OAK® Coupon[3]
Days 8-21	$98.64	No perks
Days 8-21	$109.60 and above	150% Bonus Shares
Days 8-21	$1,490.56 and above	150% Bonus Shares + OAK® Coupon[3]

1. Perks will be calculated for each investor based on the total investment amount. If an investor invests multiple times in this Offering, the combined amount of signed and completed investments will determine what perks the investor receives. Perks will be calculated and assigned to investors after this Offering is completed. *See* Footnote 3 below for more information regarding the qualification to receive an OAK® coupon.
2. We are completing the proof of design (prototyping) phase for OAK® (Version 2 Device) and are seeking FDA clearance required for commercial distribution, and expect to commence manufacturing and distribute investigational devices for usability testing, confirmatory testing, and pilot studies in 2025, prior to commercially distributing the device under regulatory approval; there may be design and production delays which delay manufacturing or distribution. In addition, we may not successfully complete the design and manufacturing or obtain necessary FDA clearance or approvals for the product, in which case the device may never be delivered. We, therefore, assign no value to this coupon.
3. Only investors that have not previously qualified to receive an OAK® coupon in a prior offering shall qualify to receive an OAK® coupon for a total investment amount of at least $1,490.56 ($1,542.73 with the 3.5% Investor Processing Fee) in this Offering. Only one OAK® coupon will be granted per investor, regardless of how many investments an investor makes in this Offering.
4. Days 1-7 include the day this offering is launched (the "**Launch Date**") through 11:59:59 pm Eastern Standard Time ("**EST**") (03:59:59 am Coordinated Universal Time ("UTC") on the 7th day following the Launch Date (October 8, 2025). Days 8-21 commence at 12:00 am EST (04:00 am UTC on the 8th day following the Launch Date (October 9, 2025), and ends at 11:59:59 pm EST (03:59:59 am UTC) on the 21st day following the Launch Date (October 22, 2025) (the "**Offering Deadline**").

No Guarantee of FDA Clearance or Manufacturing

There is no guarantee that OAK® will be manufactured or that regulatory permission (such as FDA approval or clearance) that may be required to distribute OAK® commercially will be granted. At present, some neuromodulation devices intended for wellness are commercially available without a prescription and are not regulated as medical devices; however, these requirements may change. Regulatory permission to distribute OAK® may not be granted, and if granted, a prescription may be required.

Risks of Investing in Startups

Crowdfunding investments in private placements—and startup investments in particular—are speculative and involve a high degree of risk. Investors who cannot afford to lose their entire investment should not invest in startups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development, and their business model, products, and services may not yet be fully developed, operational, or tested in the public marketplace.

There is no guarantee that the stated valuation and other terms are accurate or in agreement with market or industry valuations. Any past performance described is not indicative of future results. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and liquidity concerns.

Broker-Dealer Information

DealMaker Securities LLC, a registered broker-dealer and member of FINRA and SIPC, located at 4000 Eagle Point Corporate Drive, Suite 124, Birmingham, AL 35242, is the Intermediary for this Offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC:

Does not make investment recommendations.

Is not placing or selling these securities on behalf of the Issuer.

Is not soliciting this investment or making any recommendations by collecting, reviewing, and processing investor documentation.

Conducts Anti-Money Laundering, Identity, and Bad Actor Disqualification reviews of the Issuer and confirms it is a registered business in good standing, but does not vet or approve the information provided by the Issuer.

Contact information is provided for investors to make inquiries and requests regarding Regulation CF generally, or the status of such investor's submitted documentation. DealMaker Securities LLC may direct investors to specific sections of the Offering Circular but does not opine on issuer-related matters.

Forward-Looking Statements

This website, as well as the Offering Circular, Form C, and any documents contained therein (collectively, the "Materials") contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Materials are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in the Materials and any documents incorporated by reference herein and therein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider the Materials, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in the Materials or any documents incorporated by reference herein and therein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of the Offering or to conform these statements to actual results or to changes in our expectations.

Past performance is not indicative of future results.

Investment is speculative, illiquid, and high risk.

Read the Offering Circular for more information.